RXi PHARMACEUTICALS CORPORATION

1500 WEST PARK DRIVE, SUITE 210

WESTBOROUGH, MA 01581

August 6, 2013

Via EDGAR Transmission and E-Mail

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	RXi Pharmaceuticals Corporation

Registration Statement on Form S-1

File No. 333-188539

Dear Mr. Riedler:

On behalf of RXi Pharmaceuticals Corporation (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on August 8, 2013 at 9:00 a.m. (Eastern time) or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Ryan Murr or Lisa Kahle of Ropes & Gray LLP, counsel to the Company, to make such telephonic request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please direct any questions regarding this filing to Lisa Kahle at (415) 315-6320.

Sincerely,

/s/ Geert Cauwenbergh
Geert Cauwenbergh, Dr. Med. Sc.
President, Chief Executive Officer and Chief Financial Officer

cc:	Ryan A. Murr, Ropes & Gray LLP

Lisa M. Kahle, Ropes & Gray LLP